July 2, 2013

VIA EDGAR

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

United States of America

Re:	Comment Letter – AngloGold Ashanti Limited Annual Report on Form 20-F for the Fiscal Years Ended December 31, 2012 (“2012 Form 20-F”) – File No. 001-14846

Dear Ms. Jenkins,

We acknowledge receipt of your comment letter dated June 25, 2013 relating to AngloGold Ashanti Limited’s 2012 Form 20-F.

As discussed with Suying Li of the Staff, we submit this letter as confirmation that we intend to respond to your comment letter on or before July 24, 2013.

Please do not hesitate to contact me directly on +27 11 637 6246 or by e-mail at rduffy@anglogoldashanti.com if you have any questions or if I can be of any further assistance.

Yours sincerely,

Richard Duffy

Chief Financial Officer

cc.	Mr George Stephanakis

Cravath, Swaine & Moore LLP

Mr Pramit Nathoo

Ernst & Young Incorporated

Directors:	TT Mboweni (Chairman) \ S Venkatakrishnan (British/Indian) (Chief Executive Officer) \ R N Duffy (Chief Financial Officer) \ R Gasant
NP January-Bardill \ MJ Kirkwood (British) \ Prof LW Nkuhlu \ AM O’Neill (Australian) \ SM Pityana \ RJ Ruston (Australian)
Group General Counsel and Company Secretary: ME Sanz Perez